# APPENDIX B:
# FINANCIAL STATEMENTS
## (Unaudited)

# Profit and Loss

**De L'or Cakery**

Date Range: Jan 01, 2020 to Dec 31, 2020



| ACCOUNTS | Jan 01, 2020 to Dec 31, 2020 |
|---|---:|
| **Income** | |
| Donation | $5,125.00 |
| Sales | $20,702.82 |
| Uncategorized Income | $1,040.24 |
| **Total Income** | **$26,868.06** |
| | |
| **Cost of Goods Sold** | |
| Purchases – Food & Beverage | $1,018.74 |
| **Total Cost of Goods Sold** | **$1,018.74** |
| | |
| **Gross Profit** | **$25,849.32** |
| **As a percentage of Total Income** | **96.21%** |
| | |
| **Operating Expenses** | |
| Accounting Fees | $332.49 |
| Advertising & Promotion | $2,165.35 |
| Bank Service Charges | $232.26 |
| Business Licenses & Permits | $273.30 |
| Computer – Hosting | $389.87 |
| Computer – Internet | $360.84 |
| Computer – Software | $42.46 |
| Cookie Mix Shipping Supplies | $717.19 |

| **Operating Expenses** | |
|---|---:|
| Cookie Mix Supplies | $779.61 |
| Delivery/travel | $938.64 |
| Festival/PopUp/Vendor change | $200.00 |
| Merchant Account Fees | $646.93 |
| Office Supplies | $722.32 |
| Payroll – Salary & Wages | $3,930.41 |
| Professional Fees | $1,721.52 |
| Shipping fees | $826.88 |
| Supplies | $7,519.26 |
| Uncategorized Expense | $127.74 |
| Utilities | $731.03 |
| **Total Operating Expenses** | **$22,658.10** |

| | |
|---|---:|
| **Net Profit** | **$3,191.22** |
| **As a percentage of Total Income** | **11.88%** |

# Balance Sheet

**De L'or Cakery**

As of Dec 31, 2020



| ACCOUNTS | Dec 31, 2020 |
|---|---|
| **Assets** | |
| **Cash and Bank** | |
| Cash on Hand | -$54.27 |
| Paypal | $613.32 |
| TOTAL BUS CHK | $4,196.35 |
| TOTAL CHECKING | -$112.07 |
| **Total Cash and Bank** | **$4,643.33** |
| **Other Current Assets** | |
| Accounts Receivable | -$5,500.00 |
| **Total Other Current Assets** | **-$5,500.00** |
| **Long-term Assets** | |
| **Total Long-term Assets** | **$0.00** |
| **Total Assets** | **-$856.67** |
| | |
| **Liabilities** | |
| **Current Liabilities** | |
| Accounts Payable | -$1,049.99 |
| Capital one | -$3,745.95 |
| NYS | -$284.80 |
| Payroll Liabilities | $2,303.95 |
| **Total Current Liabilities** | **-$2,776.79** |
| **Long-term Liabilities** | |

## Liabilities

| | |
|---|---|
| **Total Long-term Liabilities** | **$0.00** |
| **Total Liabilities** | **-$2,776.79** |

## Equity

| | |
|---|---|
| Owner Investment / Drawings | $4,936.06 |
| **Retained Earnings** | |
| Profit for all prior years | -$6,576.13 |
| Profit between Jan 1, 2020 and Dec 31, 2020 | $3,191.22 |
| Owner's Equity | $368.97 |
| **Total Retained Earnings** | **-$3,015.94** |
| **Total Equity** | **$1,920.12** |

# Cash Flow

**De L'or Cakery**

Date Range: Jan 01, 2020 to Dec 31, 2020



| CASH INFLOW AND OUTFLOW | Jan 01, 2020 to Dec 31, 2020 |
|---|---:|
| **Operating Activities** | |
| Sales | $31,867.82 |
| Purchases | -$24,115.63 |
| Payroll | -$1,626.46 |
| **Net Cash from Operating Activities** | **$6,125.73** |
| | |
| **Investing Activities** | |
| **Net Cash from Investing Activities** | **$0.00** |
| | |
| **Financing Activities** | |
| Owners and Shareholders | -$2,930.79 |
| **Net Cash from Financing Activities** | **-$2,930.79** |

## OVERVIEW

| | |
|---|---:|
| **Starting Balance** | **$1,448.39** <br> **As of 2020-01-01** |
| Gross Cash Inflow | $36,894.13 |
| Gross Cash Outflow | $33,699.19 |
| **Net Cash Change** | **$3,194.94** |
| **Ending Balance** | **$4,643.33** <br> **As of 2020-12-31** |

# Balance Sheet

**De L'or Cakery**

As of Dec 31, 2021



| ACCOUNTS | Dec 31, 2021 |
|---|---|
| **Assets** | |
| Total Cash and Bank | $1,360.94 |
| Total Other Current Assets | -$5,500.00 |
| Total Long-term Assets | $0.00 |
| **Total Assets** | **-$4,139.06** |
| | |
| **Liabilities** | |
| Total Current Liabilities | -$11,544.08 |
| Total Long-term Liabilities | $0.00 |
| **Total Liabilities** | **-$11,544.08** |
| | |
| **Equity** | |
| Total Other Equity | $4,159.54 |
| Total Retained Earnings | $3,245.48 |
| **Total Equity** | **$7,405.02** |

# Profit and Loss

**De L'or Cakery**



Date Range: Jan 01, 2021 to Dec 31, 2021

| ACCOUNTS | Jan 01, 2021 to Dec 31, 2021 |
|---|---:|
| **Income** | |
| Donation | $1,040.80 |
| Sales | $18,915.09 |
| Uncategorized Income | $1,180.87 |
| **Total Income** | **$21,136.76** |
| | |
| **Cost of Goods Sold** | |
| Purchases – Food & Beverage | $353.25 |
| **Total Cost of Goods Sold** | **$353.25** |
| | |
| **Gross Profit** | **$20,783.51** |
| **As a percentage of Total Income** | **98.33%** |
| | |
| **Operating Expenses** | |
| Advertising & Promotion | $2,169.23 |
| Bank Service Charges | $440.50 |
| Business Licenses & Permits | $398.00 |
| Computer – Hosting | $111.52 |
| Computer – Internet | $486.16 |
| Computer – Software | -$338.18 |
| Cookie Mix Shipping Supplies | $572.82 |
| Cookie Mix Supplies | $612.20 |

| Operating Expenses | |
|---|---:|
| Delivery/travel | $281.26 |
| Festival/PopUp/Vendor change | $40.00 |
| Merchant Account Fees | $671.61 |
| Office Supplies | $85.29 |
| Payroll – Salary & Wages | $1,723.99 |
| Professional Fees | $927.52 |
| Rent Expense | $952.79 |
| Shipping fees | $543.15 |
| Supplies | $3,418.43 |
| Telephone – Wireless | $278.98 |
| Uncategorized Expense | $1,026.82 |
| Uniforms | $50.00 |
| Utilities | $70.00 |
| **Total Operating Expenses** | **$14,522.09** |

| **Net Profit** | **$6,261.42** |
|---|---:|
| As a percentage of Total Income | 29.62% |

# Cash Flow

## De L'or Cakery

Date Range: Jan 01, 2021 to Dec 31, 2021



| CASH INFLOW AND OUTFLOW | Jan 01, 2021 to Dec 31, 2021 |
|---|---:|
| **Operating Activities** | |
| **Sales** | |
| Donation | $1,040.80 |
| Sales | $18,915.09 |
| Uncategorized Income | $1,080.87 |
| **Total Sales** | **$21,036.76** |
| **Purchases** | |
| Payments to Capital one | -$8,191.58 |
| Advertising & Promotion | -$2,169.23 |
| Bank Service Charges | -$440.50 |
| Business Licenses & Permits | -$398.00 |
| Computer – Hosting | -$111.52 |
| Computer – Internet | -$486.16 |
| Computer – Software | $338.18 |
| Cookie Mix Shipping Supplies | -$572.82 |
| Cookie Mix Supplies | -$612.20 |
| Delivery/travel | -$281.26 |
| Festival/PopUp/Vendor change | -$40.00 |
| Office Supplies | -$85.29 |
| Professional Fees | -$927.52 |
| Rent Expense | -$952.79 |
| Shipping fees | -$543.15 |

| CASH INFLOW AND OUTFLOW | Jan 01, 2021 to Dec 31, 2021 |
|---|---|
| Supplies | -$3,418.43 |
| Telephone – Wireless | -$278.98 |
| Uniforms | -$50.00 |
| Utilities | -$70.00 |
| Purchases – Food & Beverage | -$353.25 |
| Merchant Account Fees | -$671.61 |
| Uncategorized Expense | -$1,026.82 |
| **Total Purchases** | **-$21,342.93** |
| **Inventory** | |
| **Payroll** | |
| Payroll – Salary & Wages | -$1,723.99 |
| **Total Payroll** | **-$1,723.99** |
| **Sales Taxes** | |
| Payments for NYS | -$475.71 |
| **Total Sales Taxes** | **-$475.71** |
| **Other** | |
| **Net Cash from Operating Activities** | **-$2,505.87** |

| | |
|---|---|
| **Investing Activities** | |
| **Property, Plant, Equipment** | |
| **Other** | |
| **Net Cash from Investing Activities** | **$0.00** |

## Financing Activities

| | |
|---|---:|
| **Loans and Lines of Credit** | |
| **Owners and Shareholders** | |
| Received from Owner Investment / Drawings | $2,420.92 |
| Paid to Owner Investment / Drawings | -$3,197.44 |
| **Total Owners and Shareholders** | **-$776.52** |
| **Other** | |
| **Net Cash from Financing Activities** | **-$776.52** |

## OVERVIEW

| | |
|---|---:|
| **Starting Balance** | |
| Cash on Hand | -$54.27 |
| Paypal | $613.32 |
| TOTAL BUS CHK | $4,196.35 |
| TOTAL CHECKING | -$112.07 |
| **Total Starting Balance** | **$4,643.33**<br>As of 2021-01-01 |
| Gross Cash Inflow | $26,217.91 |
| Gross Cash Outflow | $29,500.30 |
| **Net Cash Change** | **-$3,282.39** |
| **Ending Balance** | |
| Cash on Hand | -$54.27 |
| Paypal | $613.32 |
| TOTAL BUS CHK | $913.96 |
| TOTAL CHECKING | -$112.07 |
| **Total Ending Balance** | **$1,360.94**<br>As of 2021-12-31 |

I, Kayisha Thompson, certify that:

1. The financial statements of DE L'OR CAKERY included in this Form are true and complete in all material respects; and
2. The tax return information of DE L'OR CAKERY included in this Form reflects accurately the information reported on the tax return for DE L'OR CAKERY for the fiscal years ended 2019 and 2020 (most recently available as of the Date of this Form C).

Signature       *Kayisha Thompson*

Name:           Kayisha Thompson

Title:          CEO